Exhibit 99.1

Vitru Limited

Unaudited interim

condensed consolidated

financial statements

March 31, 2023

Vitru Limited

Unaudited interim condensed consolidated statements of financial position at

(In thousands of Brazilian Reais)

		March 31,	December 31,
	Note	2023	2022
ASSETS

CURRENT ASSETS
Cash and cash equivalents	6	16,030	47,187
Short-term investments	6	150,606	26,389
Trade receivables	7	238,919	224,128
Income taxes recoverable		6,053	6,994
Prepaid expenses	9	29,106	20,010
Receivables from hub partners	10	42,402	31,979
Other current assets		10,689	14,853
TOTAL CURRENT ASSETS		493,805	371,540

NON-CURRENT ASSETS
Trade receivables	7	44,103	47,012
Indemnification assets		10,557	9,853
Deferred tax assets	8	226,131	203,043
Receivables from hub partners	10	53,002	48,117
Other non-current assets		1,824	6,903
Right-of-use assets	11	346,575	350,393
Property and equipment	12	191,795	194,575
Intangible assets	13	4,405,723	4,427,643
TOTAL NON-CURRENT ASSETS		5,279,710	5,287,539

TOTAL ASSETS		5,773,515	5,659,079

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Vitru Limited

Unaudited interim condensed consolidated statements of financial position at

(In thousands of Brazilian Reais)

		March 31,	December 31,
	Note	2023	2022
LIABILITIES

CURRENT LIABILITIES
Trade payables		71,670	99,697
Loans and financing	14	186,961	131,158
Lease liabilities	11	50,469	51,310
Labor and social obligations	15	55,019	43,105
Taxes payable		13,403	16,006
Prepayments from customers		52,931	43,606
Other current liabilities		4,244	7,484
TOTAL CURRENT LIABILITIES		434,697	392,366

NON-CURRENT
Lease liabilities	11	270,996	272,029
Loans and financing	14	1,491,991	1,489,088
Share-based compensation	5	15,945	19,805
Payables from acquisition of subsidiaries	16	519,566	507,361
Provisions for contingencies	17	32,348	29,182
Deferred tax liabilities	8	762,768	773,394
Other non-current liabilities		3,794	1,465
TOTAL NON-CURRENT LIABILITIES		3,097,408	3,092,324

TOTAL LIABILITIES		3,532,105	3,484,690

EQUITY	18
Share capital		8	8
Capital reserves		2,065,337	2,054,527
Retained earnings		176,065	119,854
TOTAL EQUITY		2,241,410	2,174,389

TOTAL LIABILITIES AND EQUITY		5,773,515	5,659,079

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Vitru Limited

Unaudited interim condensed consolidated statements of profit or loss and other comprehensive income for the three months periods ended March 31 2023 and 2022.

(In thousands of Brazilian Reais, except earnings per share)

		Three Months Ended
		March 31,
	Note	2023	2022
NET REVENUE	22	444,224	177,789

Cost of services rendered	23	(151,273)	(65,148)

GROSS PROFIT		292,951	112,641

General and administrative expenses	23	(54,367)	(13,830)
Selling expenses	23	(90,139)	(47,956)
Net impairment losses on financial assets	7	(47,677)	(25,720)
Other income (expenses), net	24	313	265
Operating expenses		(191,870)	(87,241)

OPERATING PROFIT		101,081	25,400

Financial income	25	11,476	15,020
Financial expenses	25	(85,989)	(14,018)
Financial results		(74,513)	1,002

PROFIT BEFORE TAXES		26,568	26,402

Current income taxes	8	(4,070)	(2,856)
Deferred income taxes	8	33,713	392
Income taxes		29,643	(2,464)

NET INCOME FOR THE PERIOD		56,211	23,938

TOTAL COMPREHENSIVE INCOME		56,211	23,938

Basic earnings per share (R$)	19	1.67	1.04
Diluted earnings per share (R$)	19	1.57	0.98

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Vitru Limited

Unaudited interim condensed consolidated statement of changes in equity for the three months period ended March 31, 2023 and 2022.

(In thousands of Brazilian Reais)

			Capital reserves
	Note	Share capital	Additional paid-in capital	Share-based compensation	Retained earnings (accumulated losses)	Total
DECEMBER 31, 2021		6	1,030,792	8,796	26,534	1,066,128
Profit for the period		-	-	-	23,938	23,938
Employee share program
Capital contributions		-	579	-	-	579
Issue of shares to employees		-	5,199	(5,199)	-	-
Value of employee services		-	-	5,217	-	5,217
MARCH 31, 2022		6	1,036,570	8,814	50,472	1,095,862

DECEMBER 31, 2022		8	2,041,564	12,963	119,854	2,174,389

Profit for the period		-	-	-	56,211	56,211
Employee share program
Issue of shares to employees		-	12,769	(12,769)	-	-
Value of employee services	20	-	-	10,810	-	10,810
MARCH 31, 2023		8	2,054,333	11,004	176,065	2.241,410

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Vitru Limited

Unaudited interim condensed consolidated statement of cash flows for the three months period ended March 31 2023 and 2022.

(In thousands of Brazilian Reais)

		Three Months Ended March 31,
	Note	2023	2022
Cash flows from operating activities
Profit before taxes		26,568	26,402
Adjustments to reconcile income before taxes to cash provided on operating activities
Depreciation and amortization	11 / 12 / 13	52,306	14,873
Net impairment losses on financial assets	7	47,677	25,720
Provision for revenue cancellation	7	252	242
Provision for contingencies	17	2,437	726
Accrued interests	11 / 14 / 16 / 17 / 25	78,916	(5,637)
Share-based compensation	20	74	(5,495)
Loss on sale or disposal of non-current assets	12	44	-
Modification/Disposal of lease contracts		(628)	(257)
Changes in operating assets and liabilities:
Trade receivables		(59,811)	(31,743)
Prepayments		(1,847)	(414)
Other assets		(4,539)	(43)
Trade payables		(28,027)	19,273
Labor and social obligations		11,914	4,653
Other taxes payable		(2,603)	362
Prepayments from customers		9,325	1,968
Other payables		(908)	80
Cash from operations		131,150	50,710

Income tax paid		(3,129)	(3,835)
Interest paid	11	(8,351)	(4,139)
Contingencies paid	17	(1,526)	(1,097)
Net cash provided by operating activities		118,144	41,639

Cash flows from investing activities
Purchase of property and equipment	12	(4,886)	(2,121)
Purchase and capitalization of intangible assets	13	(15,027)	(8,057)
Payments for the acquisition of interests in subsidiaries, net of cash	16	-	(1,278)
Acquisition of short-term investments, net	6	(124,217)	1,362
Net cash used in investing activities		(144,130)	(10,094)

Cash flows from financing activities
Payments of lease liabilities	11	(5,171)	(3,588)
Costs related to issuances		-	(7,302)
Capital contributions		-	579
Net cash provided by (used in) financing activities		(5,171)	(10,311)

Net increase in cash and cash equivalents		(31,157)	21,234

Cash and cash equivalents at the beginning of the period		47,187	75,587
Cash and cash equivalents at the end of the period		16,030	96,821
		(31,157)	21,234

See Note 26 for the main transactions in investing and financing activities not affecting cash.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

March 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

1.	Corporate information

Vitru Limited (“Vitru”) and its subsidiaries (collectively, the “Company” or “Group”) is a holding company incorporated under the laws of the Cayman Islands on March 05, 2020 and whose shares are publicly traded on the National Association of Securities Dealers Automated Quotations Payments exchange (NASDAQ) under the ticker symbol “VTRU”.

Until the contribution of Vitru Brasil shares to Vitru Limited, in March 2020, Vitru Limited did not have commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments.

Vitru is a holding company whose principal shareholders are Vinci Partners, through the investments funds “Vinci Capital Partners II FIP Multiestratégia”, “Agresti Investments LLC”, “Botticelli Investments LLC”, Raffaello Investments LLC”, the Carlyle Group, through the fund “Mundi Holdings I, L.L.C.”, SPX Capital, through the investment fund “Mundi Holdings II, L.L.C.” and Neuberger
Berman, through the investment fund NB Verrochio LP.

The Company is principally engaged in providing educational services in Brazil, mainly undergraduate and continuing education courses, presentially through its eight campuses in three states, or via digital education, through 2,248 (December 31, 2022 – 2,170) learning centers (“hubs”) across the country.

These unaudited interim consolidated financial statements were authorized for issue by the Board of Directors on May 9, 2023.

1.1.	Significant events during the period

a)	Operating events

Seasonality:

The distance learning undergraduate courses are structured around separate monthly modules. This enables students to enroll in distance learning courses at any time during a semester. Despite this flexibility, generally a higher number of enrollments in distance learning courses occurs in the first and third quarters of each year. These periods coincide with the beginning of academic semesters in Brazil. Furthermore, there is a higher number of enrollments at the beginning of the first semester of each year than at the beginning of the second semester of each year. In order to attract and encourage potential new students to enroll in undergraduate courses later in the semester, the Group often offers discounts, generally equivalent to the number of months that have passed in the semester. As a result, given revenue from semiannual contracts are recorded over the time in a semester, revenue is generally higher in the second and fourth quarters of each year, as additional students enroll in later in the semester. Revenue is also higher later in the semester due to lower dropout rates during that same period.

2.	Basis of preparation of the unaudited interim condensed consolidated financial statements

The unaudited interim condensed consolidated financial statements of the Group as of March 31, 2023, and for the three months ended March 31, 2023 have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The information does not meet all disclosure requirements for the presentation of full annual consolidated financial statements and thus should be read in conjunction with the Group’s consolidated financial statements for the year ended December 31, 2022, prepared in accordance with International Financial Reporting Standards (“IFRS”).

The accounting policies adopted are consistent with those of the previous fiscal year and corresponding interim reporting period. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“R$”), and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

There were no changes since December 31, 2022 in the accounting practices adopted for consolidation and in the direct and indirect interests of the Company in its subsidiaries for the purposes of these unaudited interim condensed consolidated financial statements.

2.1.	Significant accounting estimates and assumptions

The preparation of unaudited interim condensed consolidated financial statements of the Group requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the reporting date. Actual results may differ from these estimates.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

March 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

In preparing these unaudited interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set the consolidated financial statements for the year ended December 31, 2022.

2.2.	Financial instruments risk management objectives and policies

The unaudited interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual consolidated financial statements; they should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2022. There have been no changes in the risk management department or in any risk management policies since the year-end.

3.	Business combinations

The Group uses the accounting allocation method of acquisition cost to record business combinations. The consideration transferred in a business combination is measured at fair value, which is calculated by adding the fair values at the acquisition date of the assets transferred, the liabilities incurred to the former owners of the acquiree, and the equity interests issued in exchange for control of the acquiree.

Acquisition-related costs are recognized in the income statement when incurred. The excess i) of the consideration transferred; ii) of the amount of any non-controlling interests in the acquiree (when applicable); and iii) of the fair value, at the acquisition date, of any pre-existing equity interest in the acquiree, over the fair value of the net assets acquired is recognized as goodwill. When the sum of the three items above is less than the fair value of the net assets acquired, the gain is recognized directly in the income statement for the period as a "Bargain purchase".

If the initial accounting for a business combination is incomplete at the end of the period in which the combination occurred, provisional values for the items with incomplete accounting are recorded. These provisional values are adjusted during the measurement period (which cannot exceed one year from the acquisition date), or additional assets and liabilities are recognized to reflect new information obtained related to facts and circumstances existing at the acquisition date that, if known, would have affected the values recognized on that date.

Acquisition of Unicesumar

Unicesumar is a leading and fast-growing higher education institution in Brazil focused on the distance learning market, founded 30 years ago in Maringá - Paraná. Unicesumar has 999 centers and approximately 331 thousand students, of which 314 thousand are in digital education. Unicesumar also has significant on-site courses in the health area, mainly Medicine, with more than 1,600 students in the 348 courses.

On August 23, 2021, we entered into a purchase agreement with the shareholders of CESUMAR - Centro de Ensino Superior de Maringá Ltda, or “Unicesumar”, to acquire the entire share capital of Unicesumar. The transaction was closed on May 20, 2022 (transaction date), when the consideration provided for in the purchase and sale agreement was transferred and control of Unicesumar was transferred to the Company, after usual conditions precedent, including appreciation by a regulatory agency antitrust and other regulatory approvals.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

March 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

The acquisitions were accounted for using the acquisition method where the consideration transferred and the identifiable assets and liabilities acquired were measured at fair value, while goodwill is measured as the excess of consideration paid over those items.

ASSETS	494,439
Cash and cash equivalents	62,017
Trade receivables	78,929
Financial assets	62,385
Income taxes recoverable	3,617
Prepaid expenses	3,918
Deferred tax assets	17,580
Other assets	4,984
Right-of-use assets	170,980
Property and equipment	78,096
Intangible assets	11,933

LIABILITIES	357,389
Trade payables	70,067
Lease liabilities	171,829
Labor and social obligations	37,781
Income taxes payable	11,556
Prepayments from customers	17,731
Dividends	30,000
Provisions for contingencies	12,510
Other liabilities	5,915

Total acquired net assets at book value	137,050
Total identifiable net assets at fair value	1,516,987
Purchase price consideration	3,210,373

Goodwill arising on acquisition	1,556,336

Purchase price consideration

The total of consideration transferred was calculated based on the terms of the agreement with the former owners of Unicesumar shares. They received cash and Vitru Ltd shares just like determined in the terms of the business combination agreement.

The consideration consists of R$ 2,688 million paid in cash, 7,182 thousand of Vitru Ltd shares at US$ 16.00 per share, issued at the closing date and a contingent consideration where an additional of R$ 1 million will be paid for each new license to operate medical courses get in the next 5 years, with a maximum value of R$ 50 million:

Purchase price consideration	3,210,373%
Cash payable at the acquisition date	2,162,500	67.36%
Amount to be payable after 12 months	456,721	14.23%
Contingent consideration (i)	30,608	0.95%
Payable through the issuance of new Vitru shares	560,544	17.46%

(i)	The contingent consideration was estimated through a technical analysis by an education professional in the area of medicine, which concluded that it is possible to authorize 40 additional licenses by the MEC according to the proportion of new license to operate medical courses available in the region of Corumbá in the period of 5 years. The amount of 30,608 recognized corresponds to the present value of the authorization of 40 additional license in the next 5 years.
(ii)	In September, there was a contractual amendment in the amount of R$ 73,134 and the payment period was changed from 12 months to 24 months.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

March 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

The company estimated the likelihood to obtain new licenses to operate medical courses in the next 5 years based on Unicesumar’s history for the consideration purpose.

Fair value adjustments	1,516,987
Customer relationships (i)	294,525
Brand (ii)	352,189
Non-compete agreement (iii)	272,416
Software (iv)	33,379
Teaching-learning material (TLM) (v)	26,584
Operation licenses for distance learning (vi)	1,206,641
Leasing contracts (vii)	57,278
Licenses to operate medical courses (viii)	55,454
Deferred taxes on temporary differences	(781,479)
Goodwill	1,556,336
Total fair value of the identifiable assets + goodwill	3,210,373

The assumptions, critical judgments, methods and hypotheses used by the Company to determine the fair value of the intangible assets identified in the business combination were as follows:

(i)	Customer relationships: Valued using the MEEM method (“Multi-period Excess Earnings Method”), which is based on a calculation of discounting cash flows from future economic benefits attributable to the customer base, net of eliminations of the implied contribution obligations. The remaining useful life of the customer base was estimated by analyzing the average duration of courses of each segment.

The main assumptions used in assessing the customer relationships were:

a.	Revenue: Projected in accordance with historical data obtained by the Company, and expectations observed in competition tendencies related to course offering and geographic coverage.
b.	Costs and expenses: Projected in accordance with historical data obtained by the Company and expectations of normalization of the operating margin in the long term and operating synergies to be realized by the merger of Unicesumar’s operations within the Company.
c.	Tax rate: 34%, pursuant to Brazilian tax legislation; and
d.	After-tax discount rate: the after-tax discount rate was applied properly on each Cash Generating Unit (“CGU”), due to their differences in regards to risk assessment and each CGU’s discount rate.

(ii)	Brand: Valued using the Relief from Royalty method. The method determines the value of an intangible asset based on the value of hypothetical royalty payments that would be saved through owning the asset, compared to licensing the asset to a third party. It involves the estimation of generating future cash flows to the business for the greatest possible deadline.

The main assumptions used in assessing the brand were:

a.	Remaining useful life: Adopted as the point where the discounted cash flows reach 90% of the total projected value.
b.	Royalties’ percentage: Estimated as 3.48%, but applied for each segment, depending on the expected margin of each CGU.

(iii)	Non-Compete Agreement: Valued using the With-or-Without method. This method uses the profit or loss originated from the projection of the business as a whole.

The main assumptions used in assessing the brand were:

a.	Revenue: Considers a revenue loss for the first 4 years. For the following years, it’s expected that the sellers are already part of the market.
b.	Competition probability: Different assumptions for each CGU:
●	Digital and Continuing Education – 85% due to the relative easiness to reach the student (virtually).
●	On-Campus Undergraduate Courses – 50%, due to the necessity of a more robust physical structure to accommodate the students.

(iv)	Software: Valued using the Replacement Cost method. Management estimated the costs related to the development of systems with similar characteristics using providers external to Unicesumar. Because it is an auxiliary asset in generating cash from other intangible assets when applying the MEEM approach (in this case, only Customer Relationships), through the Costs of Contributing Assets.

The main assumptions used in assessing the software were:

a.	Remaining useful life: 5 years.
b.	Taxes: Applied the effective average rate of income taxes for the Company.

(v)	Teaching-Learning Material: Valued using the Replacement Cost method. Management estimated the costs related to the development of similar products, as well as the degree of obsolescence (75)%. Because it is an auxiliary asset in generating cash

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

March 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

from other intangible assets when applying the MEEM approach (in this case, only Customer Relationships), through the Costs of Contributing Assets.

The main assumptions used in assessing the teaching-learning material were:

a.	Remaining useful life: 3 years.
b.	Taxes: Applied the effective average rate of income taxes for the Company.

(vi)	Operation licenses for distance learning: Valued using the With-or-Without method. This method uses the profit or loss originated from the projection of the business as a whole.

The main assumptions used in assessing the operation licenses for distance learning were:

a.	Discount rate: The applied discount rate was WACC for each CGU.
b.	Estimated useful life: It’s assumed that the effects of not relying on the operation licenses from the beginning, having the need to construct the network, will be seen indefinitely.
c.	Operation: The operating licenses is given through authorization, that gives to Unicesumar the right to operate in a determined geographical area, which, in some cases, comes through a local partner. However, each authorization allows Unicesumar to change partner in each area, if necessary, substituting the structure for an equivalent one. Partners are not attached to the authorizations.

(vii)	Leasing contracts: Valued using the Cost Savings method, that consists of calculating the savings measured by the Company, corrected by the duration of the contract by a discount rate.

The main assumptions used in assessing the leasing contracts were:

a.	After-tax discount rate: the after-tax discount rate was applied properly on each Cash Generating Unit (“CGU”), due to their differences regarding risk assessment and each CGU’s discount rate.
b.	Remaining useful life: Based on the duration of the leasing contract: 20 years.

(viii) Licenses to operate medical courses: Valued using the Income Approach method, with an emphasis on marginal fluctuations to the projected CGUs.

The main assumptions used in assessing the licenses to operate medical courses include the initial process of enrolling a student (duration, new students, evasion, graduation), amount of the course, profitability, investments and working capital, as well as growth in perpetuity.

The goodwill amount is based mainly on the workforce and its synergies from academic, commercial, and costs perspectives, considering that we are adding up the 15-year experience and track-record of both institutions as leading players in Digital Education, which is allowing us to improve even further the high-quality services to our students and to sustain our differentiated academic delivery.

Acquisition of Rede Enem

On Setember 1, 2022, the company acquired 100% of the share capital of Rede Enem Serviços de Internet Ltda through its subsidiary Vitru Brasil Empreendimentos, Participações e Comércio e S.A. or “Vitru Brasil”. Rede enem it’s a platform that provides free content through an ecosystem that includes blogs, free preparatory courses, and social media profiles.

The aggregate purchase price of R$ 1,400 was paid in cash at the closing date. The following table presents the assets acquired and liabilities assumed at book value in the business combination:

ASSETS	90
Cash and cash equivalents	23
Trade receivables	32
Other assets	7
Property and equipment	28
LIABILITIES	97
Loans and financing	12
Labor and social obligations	41
Prepayments from customers	25
Other liabilities	19

Total acquired net assets at book value	(7)
Total identifiable assets at fair value	-
Purchase price consideration	1,400

Goodwill arising on acquisition	1,407

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

March 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

These are preliminary disclosure, the effects on the financial statements are in review process for issue of the purchase price allocation report that is in progress and in the measurement period, as described in IFRS 3.

4.	Segment reporting

Segment information is presented consistently with the internal reports provided to the Senior management team, consisting of the chief executive officer, the chief financial officer and other executives, which is the Chief Operating Decision Maker (CODM) and is responsible for allocating resources, assessing the performance of the Company's operating segments, and making the Company’s strategic decisions.

In reviewing the operational performance of the Company and allocating resources, the CODM reviews selected items of the statement of profit or loss and of comprehensive income, based on relevant financial data for each of the Company’s operating segments, represented by the Company’s main lines of service from which it generates revenue, as follows:

●	Digital education undergraduate courses
●	Continuing education courses
●	On-campus undergraduate courses

Segment performance is primarily evaluated based on net revenue and on adjusted earnings before interest, tax, depreciation and amortization (Adjusted EBITDA). The Adjusted EBITDA is calculated as operating profit plus depreciation and amortization plus interest received on late payments of monthly tuition fees and adjusted by the elimination of effects from share-based compensation plus/minus exceptional expenses. General and administrative expenses (except for intangible assets’ amortization and impairment expenses), finance results (other than interest on tuition fees paid in arrears) and income taxes are managed on a Company’s consolidated basis and are not allocated to operating segments.

There were no inter-segment revenues in the period ended March 31, 2023 and 2022. There were no adjustments or eliminations in the profit or loss between segments.

The CODM do not make strategic decisions or evaluate performance based on geographic regions. Currently, the Company operates solely in Brazil and all the assets, liabilities and results are located in Brazil.

a)	Measures of performance

	Digital
	education	Continuing	On-campus
	undergraduate	education	undergraduate
Three Months Ended March 31,	courses	courses	courses	Total allocated
2023
Net revenue	320,660	20,900	102,664	444,224
Adjusted EBITDA	127,539	10,105	59,251	196,895
% Adjusted EBITDA margin	39.77%	48.35%	57.71%	44.32%

2022
Net revenue	155,966	11,845	9,978	177,789
Adjusted EBITDA	50,115	6,891	4,032	61,038
% Adjusted EBITDA margin	32.13%	58.18%	40.41%	34.33%

The total of the reportable segments’ net revenues represents the Company’s net revenue. A reconciliation of the Company’s loss before taxes to the allocated Adjusted EBITDA is shown below:

	Three Months Ended
	March 31,
	2023	2022
Income before taxes	26,568	26,402
(+) Financial result	74,513	(1,002)
(+) Depreciation and amortization	52,306	14,873
(+) Interest on tuition fees paid in arrears	7,244	5,875
(+) Share-based compensation plan	74	(5,495)
(+) Other income (expenses), net	(313)	(265)
(+) Restructuring expenses (i)	2,156	6,426
(+) M&A and Offering Expenses (ii)	5,974	534
(+) Other operational expenses unallocated (iii)	28,372	13,690
Adjusted EBITDA allocated to segments	196,895	61,038

(i)	Expenses related to the restructuring of the areas and special projects in the support areas.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

March 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

(ii)Expenses related to the acquisition project and Follow-on projects.

(iii)	Expenses with depreciation and amortization, marketing and corporate expenses

b)	Other profit and loss disclosure

	Digital
	education	Continuing	On-campus
	undergraduate	education	undergraduate
Three Months Ended March 31,	courses	courses	courses	Unallocated	Total
2023
Net impairment losses on financial assets	45,048	3,229	(600)	-	47,677
Depreciation and amortization	27,140	1,252	18,383	5,531	52,306
Interest on tuition fees paid in arrears	6,578	212	454	-	7,244

2022
Net impairment losses on financial assets	22,533	2,535	652	-	25,720
Depreciation and amortization	10,872	222	2,749	1,030	14,873
Interest on tuition fees paid in arrears	5,074	228	573	-	5,875

5.	Fair Value Measurement

As of March 31, 2023, the Company has only Share-based compensation liabilities measured at fair value, in the amount of R$ 15,945 which are classified in Level 3 of fair value measurement hierarchy given significant unobservable inputs used.

There were no transfers between Levels during the three months ended March 31, 2023.

The following table presents the changes in level 3 items for the months ended March 31, 2023 and 2022 for recurring fair value measurements:

	Share-based compensation
	2023	2022
At the beginning of the year	19,805	52,283
Adjusted through profit and loss – general and administrative	(3,860)	(12,047)
As of March 31,	15,945	40,236

The Company assessed that the fair values of financial instruments at amortized cost such as cash and cash equivalents, short-term investments, current trade receivables and trade payables approximate their carrying amounts largely due to the short-term maturities of these instruments. Non-current trade receivables, lease liabilities, accounts payable from acquisition of subsidiaries and loans and financing have their carrying amount adjusted by their respective effective interest rate in order to be presented as close as possible to its fair value.

The following table summarizes the quantitative information about the significant inputs used in level 3 fair value measurements:

	Weighted average inputs
	As of March 31,
Unobservable inputs	2023	2022	Relationship of unobservable inputs to fair value
Net operating revenue growth rate (i)	22.84%	22.84%

2023: Increased growth rate (+200 basis points (bps)) and lower discount rate (-100 bps) would increase FV by R$ 435; lower growth rate (-200 bps) and higher discount rate (+100 bps) would decrease FV by R$ 433.

Pre-tax discount rate (ii)	13.35%	13.35%

2022: Increased growth rate (+200 basis points (bps)) and lower discount rate (-100 bps) would increase FV by R$ 553; lower growth rate (-200 bps) and higher discount rate (+100 bps) would decrease FV by R$ 548.

(i) The growth rate of net operating revenue is based on the historical growth of the student base and management’s expectations of market development.

(ii) Pre-tax discount rate reflects specific risks relating to the segment and country in which the Company operates.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

March 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

6.	Cash and cash equivalents and short-term investments

	March 31,	December 31,
	2023	2022
Cash equivalents and bank deposits in foreign currency (i)	10,372	12,057
Cash and cash equivalents (i)	5,658	35,130
	16,030	47,187

Investment funds (ii)	150,606	26,389

(i)	Cash equivalents are comprised of short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value, readily convertible into cash.
(ii)	Short-term investments correspond to financial investments in Investment Funds, with highly rated financial institutions. As of March 31, 2023, the average interest on these investments was 16.93% p.y., corresponding to 124% of the CDI. Despite the fact that these investments have high liquidity and have insignificant risk of changes in value, they do not qualify as cash equivalents given the nature of the investment portfolio and their maturity. Due to the short-term nature of these investments, their carrying amount is the same as their fair value.
7.	Trade receivables

	March 31,	December 31,
	2023	2022
Tuition fees	424,800	410,393
FIES and UNIEDU Guaranteed Credits	33,633	27,710
PEP - Special Installment Payment (i)	13,159	22,365
CREDIN - Internal Educational Credit (ii)	38,885	29,170
Provision for revenue cancellation	(6,764)	(6,512)
Allowance for expected credit losses of trade receivables	(220,691)	(211,986)
Total trade receivables	283,022	271,140

Current	238,919	224,128
Non-current	44,103	47,012

(i)	In 2015, a special private installment payment program (PEP) was introduced to facilitate the entry of students who could not qualify for FIES, due to changes occurred to the program at the time. These receivables bear interests of 1.34% and, given the long term of the installments, they have been discounted at an interbank rate of 2.76%.
(ii)	Unicesumar has a program similar to PEP, where the students receive a deduction from gross tuition based on services provided during the student’s undergraduate program. The deduction is based on a fixed percentage and, after graduation, the students pay back the deduction on the current value of tuition.

The aging list of trade receivables is as follows:

	March 31,	December 31,
	2023	2022
Receivables falling due	164,810	99,088

Receivables past due
From 1 to 30 days	56,927	59,718
From 31 to 60 days	41,888	44,827
From 61 to 90 days	17,353	47,174
From 91 to 180 days	95,828	85,358
From 181 to 365 days	133,671	153,473
Provision for revenue cancellation	(6,764)	(6,512)
Allowance for estimated credit losses	(220,691)	(211,986)
	283,022	271,140

Cancellations consist of deductions of the revenue to adjust it to the extension it is probable that it will not be reversed, generally related to students that have not attended classes and do not recognize the service provided or are dissatisfied with the services being provided. A provision for cancellation is estimated using the expected value method, which considers accumulated experience and is updated at the end of each period for changes in expectations.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

March 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

Changes in the Company’s revenue cancellation provision are as follows:

	2023	2022
At the beginning of the year	(6,512)	(4,191)
Additions	(5,454)	(4,214)
Reversals	5,202	3,972
As of March 31,	(6,764)	(4,433)

The Company records the allowance for expected credit losses of trade receivables on a monthly basis by analyzing the amounts invoiced in the month, the monthly volume of receivables and the respective outstanding amounts by late payment range, calculating the recovery performance. Under this methodology, the monthly billed amount and each late payment range is assigned a percentage of probability of loss that is accrued for on a recurring basis.

When the delay exceeds 365 days, the receivable is written off. Even for written-off receivables, collection efforts continue, and their receipt is recognized directly in the statement of profit or loss, when incurred, as recovery of losses.

Changes in the Company’s allowance for expected credit losses are as follows:

	2023	2022
At the beginning of the year	(211,986)	(113,934)
Write-off of uncollectible receivables	38,972	18,155
Reversal	16,455	3,483
Allowance for expected credit losses	(64,132)	(29,203)
As of March 31,	(220,691)	(121,499)

8.	Current and deferred income tax

a)	Reconciliation of income tax in the statement of profit or loss

Income taxes differs from the theoretical amount that would have been obtained by using the nominal income tax rates applicable to the income of the Company entities, as follows:

	Three Months Ended March 31,
	2023	2022
Earnings before taxes	26,568	26,402
Statutory combined income tax rate - %	34%	34%
Income tax at statutory rates	(9,033)	(8,977)

Income exempt from taxation - ProUni benefit (i)	43,881	6,826
Unrecognized deferred tax asset on tax losses (ii)	(432)	(392)
Difference on tax rates from offshore companies	(198)	1,043
Non-deductible expenses	(4,618)	(332)
Other	43	(632)
Total income tax and social contribution	29,643	(2,464)
Effective tax rate - %	(112)%	9%

Current income tax expense	(4,070)	(2,856)
Deferred income tax income	33,713	392

(i)	The University for All Program - ProUni, establishes, through Law 11,096, dated January 13, 2005, exemption from certain federal taxes for higher education institutions that provide full and partial scholarships to low-income students enrolled in traditional undergraduate and technological undergraduate programs. The Company's higher education companies are included in this program.

(ii)	Some of the Company's subsidiaries have tax losses that are not expected to be realized. Difference on tax rates from offshore companies e Considering that the Company is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to all Company’s subsidiaries, operating entities in Brazil.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

March 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

b)Deferred income tax

	Balance sheet		Profit or loss
	March 31, 2023	December 31 2022	March 31, 2023	March 31, 2022
Tax loss carryforward	114,926	93,242	21,684	1,434
Allowance for expected credit losses	80,935	59,739	21,196	5,117
Labor provisions	12,006	2,303	9,703	(6,140)
Lease contracts	6,735	7,147	(412)	132
Provision for revenue cancellation	-	990	(990)	80
Provision for contingencies	7,055	923	6,132	(65)
Other provisions	4,475	38,699	(34,407)	(470)
Total	226,132	203,043	22,906	88

Deferred tax assets	226,132	203,043

	Balance sheet		Profit or loss
	March 31, 2023	December 31 2022	March 31, 2023	March 31, 2022
Intangible assets on business combinations	(762,768)	(773,394)	10,807	304
Total	(762,768)	(773,394)	10,807	304

Deferred tax liabilities	(762,768)	(773,394)

The above deferred taxes were recorded at the nominal rate of 34%. Under Brazilian tax law, temporary differences and tax losses can be carried forward indefinitely, however tax loss carryforwards can only be used to offset up to 30% of taxable profit for the year.

9.	Prepaid expenses

	March 31,	December 31,
	2023	2022
Costs related to future issuances	17,145	8,514
Prepayments to suppliers	6,072	4,303
Prepayments to hub partners	-	5,109
Software licensing	3,235	389
Insurance	134	208
Others	2,520	1,487
Prepaid expenses	29,106	20,010

10.	Receivables from hub partners

The receivables from hub partners are amounts of cash transferred to hub partners centers as follows:

	March 31,	December 31,
	2023	2022
Credit to hub partners – distance learning centers	98,313	82,650
Allowance for expected credit losses of Receivables from hub partners	(2,909)	(2,554)
Receivables from hub partners	95,404	80,096
Current	42,402	31,979
Non-current	53,002	48,117

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

March 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

11.	Leases

Set out below, are the carrying amounts of the Company’s right-of-use assets related to buildings used as offices and hubs and lease liabilities and the movements during the period:

	Right-of-use assets		Lease Liabilities

	2023	2022	2023	2022
As of December 31	350,393	136,104	323,339	161,532
New contracts	—	949	—	949
Re-measurement by index (i)	3,297	10,613	3,297	10,613
Lease modification/Low	623	(3,036)	—	(3,293)
Depreciation expense	(7,738)	(4,479)	—	—
Accrued interest	—	—	8,351	4,139
Payment of principal	—	—	(5,171)	(3,588)
Payment of interest	—	—	(8,351)	(4,139)
As of March 31	346,575	140,151	321,465	166,213

Current	-	-	50,469	29,693
Non-current	346,575	140,151	270,996	136,520

(i) Lease liabilities and right-of-use assets were increased due to lease payments that depend on an index or rate, such as annual rental prices contractually adjusted by the General Market Price Index or IGP-M.

The Group recognized a rental expense for short-term leases and low-value assets of R$ 1,713 in the quarter ended March 31, 2023 (2022 - R$ 1,120), mainly represented by leases of telecommunications and information technology equipment.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

March 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

12.	Property and equipment

	IT equipment	Furniture, equipment and facilities	Library books	Vehicles	Lands	Construction in progress	Leasehold improvements	TOTAL
As of December 31, 2021
Net book value	15,446	32,518	2,976	—	—	1,180	54,719	106,839
Cost	33,650	61,177	20,994	—	—	1,180	76,494	193,495
Accumulated depreciation	(18,204)	(28,659)	(18,018)	—	—	—	(21,775)	(86,656)

Purchases	327	296	—	—	—	928	570	2,121
Depreciation	(1,162)	(1,031)	(255)	—	—	—	(2,078)	(4,526)
As of March 31, 2022
Net book value	14,611	31,783	2,721	—	—	2,108	53,211	104,434
Cost	33,977	61,473	20,994	—	—	2,108	77,064	195,616
Accumulated depreciation	(19,366)	(29,690)	(18,273)	—	—	—	(23,853)	(91,182)

As of December 31, 2022
Net book value	33,287	79,990	4,208	1,160	4,566	10,648	60.716	194,575
Cost	90,947	156,004	37,719	5,215	4,566	10,648	85.432	390,531
Accumulated depreciation	(57,660)	(76,014)	(33,511)	(4,055)	—	—	(24.716)	(195,956)

Purchases	256	3,748	43	—	—	751	88	4,886
Disposals	(44)	—	—	—	—	—	—	(44)
Depreciation	(2,479)	(3,019)	(401)	(77)	—	—	(1,646)	(7,622)
As of March 31, 2023
Net book value	31,020	80,719	3,850	1,083	4,566	11,399	59,158	191,795
Cost	91,159	159,752	37,762	5,215	4,566	11,399	85,520	395,373
Accumulated depreciation	(60,139)	(79,033)	(33,912)	(4,132)	—	—	(26,362)	(203,578)

The Group performs its impairment test when circumstances indicates that the carrying value may be impaired or annually when required. The Group’s impairment tests are based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the cash generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2022.

 As of March 31, 2023, there were no indicators of a potential impairment of goodwill. Additionally, there are no significant changes to the assumptions used for the impairment test in the annual consolidated financial statements for the year ended December 31, 2022. Also, there has been no evidence that the carrying amounts of property and equipment and finite-life intangible assets exceed their recoverable amounts as of March 31, 2023.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

March 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

13.	Intangible assets

	Software	Internal project development	Trademarks	Operation licenses for distance learning	Licenses to operate medical courses	Non-compete agreements	Customer relationship	Teaching/ learning material - TLM	Goodwill	TOTAL
As of December 31, 2021
Net book value	20,670	44,887	53,985	245,721	—	292	—	218	304,815	670,588
Cost	66,575	65,216	85,163	245,721	—	10,826	—	7,344	372,268	853,113
Accumulated amortization and impairment	(45,905)	(20,329)	(31,178)	—	—	(10,534)	—	(7,126)	(67,453)	(182,525)
	—	—								—
Purchase and capitalization	1,136	6,921	—	—	—	—	—	—	—	8,057
Amortization	(1,959)	(3,014)	(890)	—	—	(292)	—	(218)	—	(6,373)
Impairment losses	—	—				—			—	—
As of March 31, 2022
Net book value	19,847	48,794	53,095	245,721	—	—	—	—	304,815	672,272
Cost	67,711	72,137	85,163	245,721	—	10,826	—	7,344	372,268	861,170
Accumulated amortization and impairment	(47,864)	(23,343)	(32,068)	—	—	(10,826)	—	(7,344)	(67,453)	(289,593)
	—									—
As of December 31, 2022
Net book value	60,071	64,721	393,863	1,458,209	55,454	250,378	261,190	21,168	1,862,589	4,427,643
Cost	141,237	97,306	437,390	1,458,209	55,454	283,242	395,220	33,928	1,930,042	4,832,028
Accumulated amortization and impairment	(81,166)	(32,585)	(43,527)	—	—	(32,864)	(134,030)	(12,760)	(67,453)	(404,385)

Purchase and capitalization	4,292	10,735	—	—	—	—	—	—	—	15,027
Amortization	(4,007)	(3,595)	(4,471)	—	—	(9,015)	(13,638)	(2,215)	—	(36,941)
As of March 31, 2023
Net book value	60,304	71,861	389,392	1,458,209	55,454	241,363	247,552	18,953	1,862,589	4,405,677
Cost	145,440	108,041	437,390	1,458,209	55,454	283,242	395,220	33,928	1,930,042	4,846,966
Accumulated amortization and impairment	(85,136)	(36,180)	(47,998)	—	—	(41,879)	(147,668)	(14,975)	(67,453)	(441,289)

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

March 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

Impairment test of indefinite-lived intangible assets

Goodwill and licenses for distance learning operation are tested annually, and the last test was performed in January 2023, referring to the year ended December 31, 2022.

No indications were identified that there was a need to perform a new test during the quarter ended March 31, 2023.

14.	Loans and financing

On May 19, 2022, the company issued through its subsidiary Vitru Brasil, two series of debentures, the first series containing 500 bonds maturing between November 2023 and May 2024, and the second series containing 1,450 bonds maturing between May 2025 and May 2027. The nominal value of each bond of both series is R$ 1,000.00.

a) Breakdown

			March 31,	December 31,
Type	Interest rate (i)	Maturity	2023	2022
Debentures	CDI +2.9% and CDI +3.2% p.y	Nov/23 to May/27	1,678,952	1,620,246

Current			186,961	131,158
Non-current			1,491,991	1,489,088

(i)	As from May 15, 2023, the interest rate of the first series will increase from CDI + 2.6% p.y. to CDI + 2.9% p.y., while the interest rate of the second series will increase from CDI + 2.75% p.y. to CDI + 3.2% p.y.

b) Variation

Loans and
financing
As of December 31, 2022	1,620,246
Accrued interest	58,706
As of March 31, 2023	1,678,952

c) Maturity

Loans and
financing
Maturity
2023	186,961
2024	243,541
2025	499,381
2026	499,381
2027	249,688
As of March 31, 2023	1,678,952

15.	Labor and social obligations

	March 31,	December 31,
	2023	2022
Salaries payable	21,945	10,374
Social charges payable (i)	19,113	15,675
Accrued vacation	6,381	6,883
Accrual for bonus	6,914	9,522
Other	666	651
Total	55,019	43,105

(i) Comprised of contributions to Social Security (“INSS”) and to Government Severance Indemnity Fund for Employees (“FGTS”) as well as withholding income tax (“IRRF”) over salaries.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

March 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

16.	Payables from acquisition of subsidiaries

	March 31, 2023	December 31, 2022
At the beginning of the year	507,361	149,765
Proceeds from acquisition of subsidiaries		680,015
Contractual Amendment - Change of Contractual Condition		(73,134)
Accrued Interest	12,205	40,069
Payment of principal		(236,461)
Payment of interests		(52,893)
As of December 31	519,566	507,361

Current	—	—
Non-current	519,566	507,361

On February 28, 2016, the Company completed the acquisition of 100% of Uniasselvi and the following amounts were paid as part of this acquisition: R$ 400,000 at the closing of the transaction, R$ 119,159 in December 2018, R$ 112,301 in December 2019, R$ 128,162 in December 2020, R$ 142,401 in December 2021 and R$ 151.652 was paid in December 2022, adjusted by the IPCA inflation rate.

On August 31, 2017, the Company concluded the acquisition of 100% of FAC and FAIR and the amounts of R$10,511 were paid in December 2018, R$10,837 were paid in December 2019, R$11,327 were paid in December 2020 and R$12,543 were paid in December 2021, with the remaining amounts were paid in December 2022, adjusted by the IPCA inflation rate.

On May 20, 2022, the company completed the acquisition of 100% of Unicesumar and the amount paid in cash was R$ 2,162,500, The amount of R$ 525,681 will be paid in one last installment, payable on May 20, 2024, and adjusted by the IPCA inflation rate in the first year and CDI + 3% in the second year.

17.	Contingencies

a)	Provision for contingencies

The provisions related to labor and civil proceedings whose likelihood of loss is assessed as probable are as follows:

Liabilities	Civil	Labor	Total
As of December 31, 2022	4,539	24,643	29,182
Additions	375	4,395	4,770
Accrued interest	2	25	27
Payments	(1,248)	(278)	(1,526)
Reversals	(82)	(23)	(105)
As of March 31, 2023	3,586	28,762	32,348

The Group's subsidiaries are parties to judicial and administrative proceedings. These proceedings generally refer to legal and administrative disputes involving unions, employees, suppliers, and students. Provisions are recorded for lawsuits that represent a probable loss. The assessment of the probability of loss includes an analysis of the available evidence, including the opinion of internal and external legal advisors. Management believes that the provisions are sufficient and adequately recorded in the financial statements.

b)	Indemnification assets

Assets	Civil	Labor	Total
As of December 31, 2022	1,540	8,313	9,853
Additions	-	2,299	2,299
Accrued interest	1	-	1
Realized	(1,248)	(278)	(1,526)
Reversals	(70)	-	(70)
As of March 31, 2023	223	10,334	10,557

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

March 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

a)	Possible losses, not provided for in the balance sheet

No provision has been recorded for proceedings classified as possible losses, based on the opinion of the Company's legal counsel. The breakdown of existing contingencies as of March 31, 2023 and December 31, 2022 as follows:

	March 31, 2023	December 31, 2022
Civil	14,285	23,210
Labor	25,049	28,284
Tax	43,154	59,916
Total	82,488	111,410

18.	Equity

a)	Authorized capital

The Company is authorized to increase capital up to the limit of 1 billion shares, subject to approval of the Administration,

b)	Share capital

As described in Note 1, on September 2, 2020, each of Vitru’s shareholders had agreed to contribute their respective shares on Vitru Brazil to Vitru Limited, exchanging thirty-one common shares into one ordinary share of Vitru Limited.

As a consequence of this reverse share split, the share capital previously represented by 522,315,196 common shares, was reduced to 17,058,053 common shares. As a result of the share split, the Company’s historical financial statements have been revised to reflect number of shares and per share data as if the share split had been in effect for all periods presented.

Additionally, on September 22, 2020, the share capital of the Company was increased by 6,000,000 Class A shares through the proceeds received as a result of the IPO of US$ 96,000 thousand (or R$ 521,558). The net proceeds from the IPO were US$ 90,672 thousand (or R$ 492,612), after deducting share issuance costs amounting R$ 47,582.

On September 27, 2022, we announced the investment agreement with Crescera, a leading asset manager with accomplishments in the education sector in Brazil. On November 10, 2022 Crescera subscribed for 3,636,363 new common shares in a fully primary capital increase in the amount of R$ 328,728, equivalent to US$58,260, detailed in line (i) of the table below.

November 22, 2022 – Vitru Limited (Nasdaq: VTRU) (“Vitru”) announced the settlement of its previously announced rights offering (the “Rights Offering”). The Rights Offering resulted in the issuance of 926,206 common shares of Vitru (which, upon issuance, amount to approximately 2.8% of Vitru’s outstanding common shares) and raised gross proceeds of approximately US$14,800. detailed in line (ii) of the table below.

On 2023 the company issued 12,769 new shares regarding the realization of SOP options.

As of March 31, 2023, the Company’s share capital is represented by 33,790,435 common shares of par value of US$ 0.00005 each. The Company has issued only common shares, entitled to one vote per share.

December 31,
2022
Crescera (i)	328,728
Rights Offering (ii)	79,024
Share Option plan	20,623
Total	428,375

c)	Capital reserves

Additional paid-in capital

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the ordinary course of business.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

March 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

Share-based payment

The capital reserve contains the reserve for share-based payment programs, classified as settled with equity instruments, as detailed in Note 20.

The reserve for share-based payment is used to recognize:

• the fair value of options granted to employees at the grant date, but not exercised.

• the fair value of shares granted to employees at the grant date upon exercise of options.

d)	Dividends

The Company currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of the business and did not pay any cash dividends in the period ended March 31, 2023, and do not anticipate paying any in the foreseeable future.

19.	Earnings per share
19.1.	Basic

Basic earnings per share is calculated by dividing the net income attributable to the holders of Company’s common shares by the weighted average number of common shares held by stockholders during the year.

The following table contains the earnings (loss) per share of the Company for three months ended March 31, 2023 and 2022 (in thousands except per share amounts):

	Three Months Ended March 31,
Basic earnings per share	2023	2022
Net income attributable to the shareholders of the Company	56,211	23,938
Weighted average number of outstanding common shares (thousands)	33,716	23,092
Basic earnings per common share (R$)	1.67	1.04

19.2.	Diluted

As of March 31, 2023, the Company had outstanding and unexercised options to purchase 2,152 thousand common shares which are included in diluted earnings per share calculation.

	Three Months Ended March 31,
Diluted earnings per share	2023	2022
Net income attributable to the shareholders of the Company	56.211	23,938
Weighted average number of outstanding common shares (thousands)	35.778	24,421
Diluted earnings per common share (R$)	1,57	0.98

20.	Shared-based compensation

The Group offers to its managers and executives two Share Option Plans with general conditions for the granting of share options issued by the Company to the participants appointed by the Board of Directors who, at its discretion, fulfill the conditions for participation, thereby aligning the interests of the participants to the interests of its stockholders, so as to maximize the Group's results and increase the economic value of its shares, thus generating benefits for the participants and other stockholders. It also provides participants with a long-term incentive, increasing their motivation and enabling the Group to retain quality human capital.

Participants from both plans have the right to turn all vested options into shares upon payment in cash, paying the Option Exercise Price as defined in the respective program that each participant is associated. The difference between the stipulated price in the program and the fair value of the share at the measurement date is recorded as equity.

Participants from the first plan shall have the right to require the Company to acquire all shares under its ownership to be held in treasury or for cancellation, upon payment, in cash, of the Put Option Exercise Price, for a given period as from the last Vesting Date, provided that no exit event has occurred up to the end of said period.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

March 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

When all conditions applicable to the buyback of shares provided for in applicable laws and/or regulations are met, the Company shall pay the Participant the price equivalent to a certain amount of multiples of the Company's EBITDA minus the Net Debt, as set forth in each grant program, recorded as a liability.

The expense recognized for employee services received during the period is as follows:

	Three Months Ended March 31,
Expense arising from share-based payment transactions	2023	2022
Cash-settled - first plan	(3,860)	(12,047)
Equity-settled - first plan	10,810	5,199
Equity-settled - second plan	(6,876)	1,353
Total	74	(5,495)

The fair value of cash-settled transactions was calculated based on discounted cash flows. They are classified as level 3 fair values in the fair value hierarchy due to the inclusion of unobservable inputs.

21.	Related parties

The Company has related parties relations with the following relationships and companies. All the presented companies are an indirect related party.

	Balance sheet		Profit or loss
	March 31,	December 31,	March 31,
	2023	2022	2023	2022
Joint operations
WM Administracao e Participacoes Ltda			(140)
WWW COMUNICACAO VISU			(30)
Net revenue			(170)

Leases
SOEDMAR - Sociedade Educacional De Maringa Ltda.
Right-of-use assets	162,997	160,230
Depreciation expense			(2,135)
Lease liabilities	169,720	165,089
Interest on lease
WM Administracao e Participacoes Ltda
Right-of-use assets	2,817	2,845
Depreciation expense			(80)
Lease liabilities	3,076	2,942
Interest on lease

Insurance
Austral Seguradora S/A
Prepaid expenses
General and administrative expenses				(75)

Donations
ICETI - Instituto Cesumar de Ciência, Tecnologia e Inovação
Other income (expenses), net	710

Legal services
Kloch Advocacia
General and administrative expenses				(54)

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

March 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

22.	Revenue

	Three Months Ended March 31,
	2023	2022
Gross amount from services provided	576,627	232,256
(-) Cancellation	(20,327)	(3,972)
(-) Discounts	(38,943)	(11,802)
(-) ProUni scholarships (i)	(58,101)	(33,018)
(-) Taxes and contributions on revenue	(15,032)	(5,675)
Net revenue	444,224	177,789

Timing of revenue recognition
Transferred over time	438,473	170,637
Transferred at a point in time (ii)	5,751	7,152
Net revenue	444,224	177,789

(i) Scholarships granted by the federal government to students under the ProUni program are based on a fixed percentage approved by the government upon each student’s request and deducted from tuition gross amount from services provided during the entire duration of such student's undergraduate studies (regardless of the tuition fee set out in the service contract) and as long as the student continues to comply with the scholarship requirements imposed by the government for each semester during the undergraduate course. The Group recognizes the economic benefits from the ProUni scholarships as tax deductions, as applicable, following the policies described in Note 7.

(ii) Revenue recognized at a point in time relates to revenue from student fees and certain education-related activities.

The Company`s revenues from contracts with customers are all provided in Brazil.

23.	Costs and expenses by nature

	Three Months Ended March 31,
	2023	2022
Payroll (i)	126,981	47,509
Sales and marketing	71,211	44,218
Depreciation and amortization (ii)	52,306	14,873
Consulting and advisory services	9,292	7,875
Material	7,454	2,646
Maintenance	7,269	3,831
Utilities, cleaning and security	5,044	1,818
Other expenses	16,222	4,164
Total	295,779	126,934

Costs of services	151,273	65,148
General and administrative expenses	54,367	13,830
Selling expenses	90,139	47,956
Total	295,779	126,934

(i) Payroll expenses include R$126,553 (2022 R$53,004) referring to salaries, bonuses, short-term benefits, related social charges and other expenses related to employees, and R$74 (2022 (R$5,495)) related to share-based compensation.

	Three Months Ended March 31,
Depreciation and amortization (ii)	2023	2022
Costs of services	19,651	12,953
General and administrative expenses	19,018	1,920
Selling expenses	13,637	-
Total	52,306	14,873

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

March 31, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

24.	Other income (expenses), net

	Three Months Ended March 31,
	2023	2022
Deductible donations	-	(75)
Contractual indemnities	2	(16)
Modification of lease contracts	-	257
Other revenues	-	112
Other expenses	311	(13)
Total	313	265

25.	Financial results

	Three Months Ended March 31,
	2023	2022
Financial income
Interest on tuition fees paid in arrears	7,244	5,875
Financial investment yield	3,068	7,673
Foreign exchange gain	615	1,341
Foreign exchange gain/SOP	373
Other	176	131
Total	11,476	15,020

Financial expenses
Interest on payables from acquisition of subsidiaries	(12,722)	(5,107)
Interest on lease	(8,351)	(4,139)
Interest on loans and financing	(58,706)	-
Foreign exchange loss	(921)	(2,324)
Other	(5,289)	(2,448)
Total	(85,989)	(14,018)

Financial results	(74,513)	1,002

26.	Other disclosures on cash flows

Non-cash transactions

In the three months ended March 31, 2023:

●	The amount of R$3,296 (2022 - R$11,562) regarding additions (new contracts and re-measurement by index) on right-of-use assets, was also added in the lease liabilities line item.
●	The amount of R$2,230 (2022 - R$560) referring to the provision for contingencies for which the sellers of subsidiaries acquired in previous years are liable, was reverted to the indemnification asset item in non-current assets.

27.	Subsequent event

On May 5, 2023, the settlement of the 2nd (second) issue of simple debentures, non-convertible into shares, of the type with real guarantee, with personal guarantee from certain subsidiaries of the Company, in a single series, in the total amount of R $190 million on the date of issue, which is May 5, 2023, with a term of 5 years and maturity on May 5, 2023, which was subject to public distribution, registered under the automatic rite, pursuant to the CVM Resolution No. 160, of July 13, 2022, as amended.

The real guarantee comprises the fiduciary assignment of receivables from Cesumar – Centro de Ensino Superior de Maringá Ltda. due in correspondence of the provision of education services provided by it.

The debentures paid are entitled to a remuneration corresponding to the accumulated variation of 100% of the average rates presented in the DI - Interbank Deposits of one day, "over extra group", in the form of a percentage per year, based on 252 (two hundred and fifty-two) business days , plus a spread or surcharge of 2.60% (two integers and sixty hundredths percent) per year, based on 252 (two hundred and fifty-two) business days. The net funds raised through the issuance of debentures will be used to (i) lengthen the financial liability, and/or (ii) use of working capital.

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